Exhibit 99.1

ATRenew Inc. Reports Unaudited Fourth Quarter and Full Year 2024 Financial Results

SHANGHAI, March 11, 2025/PRNewswire/ -- ATRenew Inc. ("ATRenew" or the "Company") (NYSE: RERE), a leading technology-driven pre-owned consumer electronics transactions and services platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2024.

Fourth Quarter 2024 Highlights

•
Total net revenues grew by 25.2% to RMB4,849.3 million (US$664.4 million) from RMB3,873.6 million in the fourth quarter of 2023.
•
Income from operations was RMB53.1 million (US$7.3 million), compared to a loss from operations of RMB16.7 million in the fourth quarter of 2023. Adjusted income from operations (non-GAAP)1 was RMB131.4 million (US$18.0 million), compared to RMB81.6 million in the fourth quarter of 2023.
•
Number of consumer products transacted2 was 9.4 million compared to 8.5 million in the fourth quarter of 2023.

Full Year 2024 Highlights

•
Total net revenues grew by 25.9% to RMB16,328.4 million (US$2,237.0 million) from RMB12,965.8 million in the full year of 2023.
•
Income from operations was RMB29.0 million (US$4.0 million), compared to a loss from operations of RMB173.3 million in the full year of 2023. Adjusted income from operations (non-GAAP)1 was RMB409.7 million (US$56.1 million) compared to RMB251.7 million in the full year of 2023.
•
Number of consumer products transacted2 was 35.3 million, compared to 32.3 million in the full year of 2023.

1. See “Reconciliations of GAAP and Non-GAAP Results” for more information.

2. “Number of consumer products transacted” represents the number of consumer products distributed to merchants and consumers through transactions on the Company’s PJT Marketplace, Paipai Marketplace and other channels the Company operates in a given period, prior to returns and cancellations, excluding the number of consumer products collected through AHS Recycle; a single consumer product may be counted more than once according to the number of times it is transacted on PJT Marketplace, Paipai Marketplace and other channels the Company operates through the distribution process to end consumer.

Mr. Kerry Xuefeng Chen, Founder, Chairman, and Chief Executive Officer of ATRenew, commented, “Our strong fourth-quarter performance, marked by a 25.2% year-over-year revenue increase to RMB4,849.3 million, exceeded the upper end of our guidance and capped a record year. By expanding our network to 1,861 AHS stores, we have enhanced our ability to meet the growing consumer demand for trade-in and recycling services. As trade-ins gain popularity, our expertise in capturing recycling scenarios and advanced supply chain capabilities enable us to efficiently source, refurbish, and distribute pre-owned mobile devices at scale. This enhances end-to-end value creation throughout the industry chain. As we look ahead to 2025, we are optimistic about the expanding trend of trade-ins for smartphones and other electronic devices. Building on this momentum, we will continue to enhance our service capabilities and advance hassle-free trade-in experience, positioning ourselves to deliver long-term value as consumer behaviors evolve.”

Mr. Rex Chen, Chief Financial Officer of ATRenew, added, “Our fourth-quarter results demonstrate sustained momentum in profitability, with adjusted income from operations increasing 61.0% year-over-year to RMB131.4 million. Our retail channels, including Paipai Selection, AHS Selection and new media platforms, rapidly grew with an expanded product offering. This contributed to the healthy development of our profitability. As we look ahead to 2025, we are committed to seizing emerging opportunities in the circular economy by enhancing our fulfillment capabilities and strengthening brand awareness. In addition, we remain dedicated to strategically executing our share repurchase program, with a steadfast commitment to creating long-term value for our users and shareholders.”

Fourth Quarter 2024 Financial Results

REVENUE

Total net revenues increased by 25.2% to RMB4,849.3 million (US$664.4 million) from RMB3,873.6 million in the same period of 2023.

•
Net product revenues increased by 26.6% to RMB4,460.6 million (US$611.1 million) from RMB3,522.5 million in the same period of 2023. The increase was primarily attributable to an increase in the sales of pre-owned consumer electronics through the Company’s online channels.
•
Net service revenues increased by 10.7% to RMB388.7 million (US$53.3 million), compared to RMB351.1 million in the same period of 2023. This increase was primarily due to an increase in the service revenue generated from multi-category recycling business and PJT Marketplace.

OPERATING COSTS AND EXPENSES

Operating costs and expenses were RMB4,826.6 million (US$661.2 million), compared to RMB3,894.0 million in the same period of 2023, representing an increase of 23.9%.

•
Merchandise costs were RMB3,905.1 million (US$535.0 million), compared to RMB3,150.0 million in the same period of 2023, representing an increase of 24.0%. This was primarily due to the growth in product sales.
•
Fulfillment expenses were RMB396.9 million (US$54.4 million), compared to RMB301.1 million in the same period of 2023, representing an increase of 31.8%. The increase was primarily due to (i) an increase in personnel costs and logistics expenses as the Company conducted more recycling and transaction activities compared with the same period of 2023, and (ii) an increase in operation related expenses as the Company expanded its store networks and operation center capacity in the fourth quarter of 2024.

•
Selling and marketing expenses were RMB376.4 million (US$51.6 million), compared to RMB317.0 million in the same period of 2023, representing an increase of 18.7%. The increase was primarily due to (i) an increase in advertising expenses and promotional campaign related expenses, (ii) an increase in commission expenses in relation to channel service fees, and (iii) an increase in share-based compensation expenses. The increase was partially offset by a decrease in amortization of intangible assets resulting from assets and business acquisitions as well as the maturity of some intangible assets in the second quarter of 2024.
•
General and administrative expenses were RMB91.1 million (US$12.5 million), compared to RMB62.2 million in the same period of 2023, representing an increase of 46.5%, primarily due to (i) an increase in personnel cost, and (ii) an increase in expected credit loss.
•
Technology and content expenses were RMB57.0 million (US$7.8 million), compared to RMB63.8 million in the same period of 2023, representing a decrease of 10.7%. The decrease was primarily due to a decrease in personnel costs.

INCOME (LOSS) FROM OPERATIONS

Income from operations was RMB53.1 million (US$7.3 million), compared to a loss from operations of RMB16.7 million in the same period of 2023.

Adjusted income from operations (non-GAAP) was RMB131.4 million (US$18.0 million), representing an increase of 61.0% from RMB81.6 million in the same period of 2023.

NET INCOME

Net income was RMB77.4 million (US$10.6 million), representing an increase of 2,664.3% from RMB2.8 million in the same period of 2023.

Adjusted net income (non-GAAP) was RMB122.9 million (US$16.8 million), representing an increase of 35.1% from RMB91.0 million in the same period of 2023.

BASIC AND DILUTED NET INCOME PER ORDINARY SHARE

Basic and diluted net income per ordinary share were RMB0.48 (US$0.07), compared to RMB0.02 in the same period of 2023.

Adjusted basic and diluted net income per ordinary share (non-GAAP) were RMB0.77 (US$0.10) and RMB0.76 (US$0.10), compared to RMB0.57 and RMB0.57 in the same period of 2023.

Full Year 2024 Financial Results

REVENUE

Total net revenues increased by 25.9% to RMB16,328.4 million (US$2,237.0 million) from RMB12,965.8 million in the full year of 2023.

•
Net product revenues increased by 27.3% to RMB14,844.4 million (US$2,033.7 million) from RMB11,658.3 million in the full year of 2023. The increase was primarily attributable to an increase in the sales of pre-owned consumer electronics through the Company’s online channels.
•
Net service revenues increased by 13.5% to RMB1,484.0 million (US$203.3 million) from RMB1,307.5 million in the full year of 2023. The increase was primarily due to an increase in the service revenue generated from PJT Marketplace and multi-category recycling business.

OPERATING COSTS AND EXPENSES

Operating costs and expenses increased by 24.1% to RMB16,352.9 million (US$2,240.3 million) from RMB13,175.4 million in the full year of 2023.

•
Merchandise costs were RMB13,086.4 million (US$1,792.8 million), compared to RMB10,338.9 million in the full year of 2023, representing an increase of 26.6%. The increase was primarily due to the growth in product sales.
•
Fulfillment expenses were RMB1,382.3 million (US$189.4 million), compared to RMB1,124.0 million in the full year of 2023, representing an increase of 23.0%. The increase was primarily due to (i) an increase in personnel costs and logistics expenses as the Company conducted more recycling and transaction activities compared with 2023, and (ii) an increase in operation center related expenses as the Company expanded its store networks and operation center capacity in 2024.
•
Selling and marketing expenses were RMB1,367.0 million (US$187.3 million), compared to RMB1,250.9 million in the full year of 2023, representing an increase of 9.3%. The increase was primarily due to (i) an increase in advertising expenses and promotional campaign related expenses, (ii) an increase in share-based compensation expenses, and (iii) an increase in commission expenses in relation to channel service fees. The increase was partially offset by a decrease in amortization of intangible assets and deferred cost resulting from assets and business acquisitions as well as the maturity of some intangible assets and deferred cost since the second quarter of 2023.
•
General and administrative expenses were RMB306.8 million (US$42.0 million), compared to RMB266.0 million in the full year of 2023, representing an increase of 15.3%. The increase was primarily due to (i) an increase in personnel cost, and (ii) an increase in office related expenses. The increase was partially offset by a decrease in share-based compensation expense.
•
Technology and content expenses were RMB210.4 million (US$28.8 million), compared to RMB195.7 million in the full year of 2023, representing an increase of 7.5%. The increase was primarily due to an increase in personnel costs in connection with the ongoing upgrade of the Company's operation centers and system.

INCOME (LOSS) FROM OPERATIONS

Income from operations was RMB29.0 million (US$4.0 million), compared to a loss from operations of RMB173.3 million in the full year of 2023.

Adjusted income from operations (non-GAAP) was RMB409.7 million (US$56.1 million), compared to RMB251.7 million in the full year of 2023, representing an increase of 62.8%.

NET LOSS

Net loss was RMB8.2 million (US$1.1 million), compared to RMB156.3 million in the full year of 2023.

Adjusted net income (non-GAAP) was RMB314.1 million (US$43.0 million), compared to RMB225.2 million in the full year of 2023, representing an increase of 39.5%.

BASIC AND DILUTED NET INCOME (LOSS) PER ORDINARY SHARE

Basic and diluted net loss per ordinary share were RMB0.05 (US$0.01), compared to RMB0.96 in the same period of 2023.

Adjusted basic and diluted net income per ordinary share (non-GAAP) were RMB1.94 (US$0.27) and RMB1.91 (US$0.26), compared to RMB1.39 and RMB1.39 in the same period of 2023.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH, SHORT-TERM INVESTMENTS AND FUNDS RECEIVABLE FROM THIRD PARTY PAYMENT SERVICE PROVIDERS

Cash and cash equivalents, restricted cash, short-term investments and funds receivable from third party payment service providers were RMB2,919.6 million (US$400.0 million) as of December 31, 2024, as compared to RMB2,854.4 million as of December 31, 2023.

Business Outlook

For the first quarter of 2025, the Company currently expects its total revenues to be between RMB4,550.0 million and RMB4,650.0 million, representing an increase of 24.6% to 27.4% year-over-year. This forecast only reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Recent Development

On December 3, 2024, ATRenew announced its recognition by the United Nations Global Compact's "Forward Faster: 20 Examples of Private Sector's Sustainable Development in China" campaign. This acknowledgment underscores ATRenew's commitment to environmental, social, and governance practices, and reaffirms the Company's role as a transformative force in the development of China's circular economy.

During the fourth quarter of 2024, ATRenew repurchased a total of approximately 2.1 million ADSs for approximately US$5.8 million under its current share repurchase program which authorizes the Company to repurchase up to US$50 million worth of its shares (including ADSs) through June 27, 2025. As of December 31, 2024, the Company had repurchased a total of approximately 10.3 million ADSs for approximately US$25.9 million under this share repurchase program.

Conference Call Information

The Company’s management will hold a conference call on Tuesday, March 11, 2025 at 08:00 A.M. Eastern Time (or 08:00 P.M. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Access Code:	9144093

The replay will be accessible through March 18, 2025 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	8983077

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.atrenew.com.

About ATRenew Inc.

Headquartered in Shanghai, ATRenew Inc. operates a leading technology-driven pre-owned consumer electronics transactions and services platform in China under the brand ATRenew. Since its inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, addressing the environmental impact of pre-owned consumer electronics by facilitating recycling and trade-in services, and distributing the devices to prolong their lifecycle. ATRenew's open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Through its end-to-end coverage of the entire value chain and its proprietary inspection, grading, and pricing technologies, ATRenew sets the standard for China's pre-owned consumer electronics industry. ATRenew is a participant in the United Nations Global Compact, and adheres to its principles-based approach to responsible business.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2024.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses adjusted income from operations, adjusted net income and adjusted net income per ordinary share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted income from operations is loss from operations excluding the share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net income is net loss excluding the share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effects of amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net income per ordinary share is adjusted net income attributable to ordinary shareholders divided by weighted average number of shares used in calculating net loss per ordinary share.

The Company presents non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. The Company believes that adjusted income from operations and adjusted net income help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that are included in loss from operations and net loss. The Company also believes that the use of non-GAAP financial measures facilitates investors’ assessment of the Company’s operating performance. The Company believes that adjusted income from operations and adjusted net income provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. The share-based compensation expenses, amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effects of amortization of intangible assets and deferred cost resulting from assets and business acquisitions have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP financial measures for the period should not be considered in isolation from or as an alternative to income from operations, net income, and net income attributable to ordinary shareholders per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. ATRenew may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ATRenew's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ATRenew's strategies; ATRenew's future business development, financial condition and results of operations; ATRenew's ability to maintain its relationship with major strategic investors; its ability to facilitate pre-owned consumer electronics transactions and provide relevant services; its ability to maintain and enhance the recognition and reputation of its brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ATRenew's filings with the SEC. All information provided in this press release is as of the date of this press release, and ATRenew does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

In China:

ATRenew Inc.

Investor Relations

Email: ir@atrenew.com

In the United States:

ICR LLC.

Email: atrenew@icrinc.com

Tel: +1-212-537-0461

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share and otherwise noted)

	As of December 31,	As of December 31,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,978,696	1,970,183	269,914
Restricted cash	210,000	132,000	18,084
Short-term investments	410,547	583,764	79,975
Amount due from related parties, net	89,592	117,161	16,051
Inventories	1,017,155	535,070	73,304
Funds receivable from third party payment service providers	253,107	233,133	31,939
Prepayments and other receivables, net	567,622	598,045	81,932
Total current assets	4,526,719	4,169,356	571,199
Non-current assets:
Long-term investments	467,095	556,136	76,190
Property and equipment, net	148,223	156,532	21,445
Intangible assets, net	270,631	56,603	7,755
Other non-current assets	80,411	152,094	20,837
Total non-current assets	966,360	921,365	126,227
TOTAL ASSETS	5,493,079	5,090,721	697,426
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	349,931	225,000	30,825
Accounts payable	532,293	171,356	23,476
Contract liabilities	119,715	98,834	13,540
Accrued expenses and other current liabilities	465,123	522,378	71,565
Accrued payroll and welfare	146,371	179,693	24,618
Amount due to related parties	78,032	109,730	15,033
Total current liabilities	1,691,465	1,306,991	179,057
Non-current liabilities:
Operating lease liabilities, non-current	22,495	79,934	10,951
Deferred tax liabilities	67,658	9,244	1,266
Total non-current liabilities	90,153	89,178	12,217
TOTAL LIABILITIES	1,781,618	1,396,169	191,274
TOTAL SHAREHOLDERS' EQUITY	3,711,461	3,694,552	506,152
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,493,079	5,090,721	697,426

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended December 31,			Years ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	3,522,474	4,460,603	611,100	11,658,298	14,844,416	2,033,677
Net service revenues	351,098	388,720	53,254	1,307,484	1,483,984	203,305
Operating (expenses) income (1)(2)
Merchandise costs	(3,149,968)	(3,905,118)	(534,999)	(10,338,870)	(13,086,418)	(1,792,832)
Fulfillment expenses	(301,081)	(396,948)	(54,382)	(1,123,994)	(1,382,273)	(189,371)
Selling and marketing expenses	(317,025)	(376,421)	(51,569)	(1,250,860)	(1,367,028)	(187,282)
General and administrative expenses	(62,187)	(91,111)	(12,482)	(265,981)	(306,782)	(42,029)
Technology and content expenses	(63,774)	(56,973)	(7,805)	(195,679)	(210,364)	(28,820)
Other operating income, net	3,752	30,352	4,158	36,264	53,434	7,320
Income (loss) from operations	(16,711)	53,104	7,275	(173,338)	28,969	3,968
Interest expense	(1,558)	(2,684)	(368)	(7,056)	(15,016)	(2,057)
Interest income	13,217	6,250	856	37,875	26,861	3,680
Other income (loss), net	832	49	7	(5,887)	(41,256)	(5,652)
Income (loss) before income taxes and share of loss in equity method investments	(4,220)	56,719	7,770	(148,406)	(442)	(61)
Income tax benefits	8,923	32,341	4,431	42,530	56,877	7,792
Share of loss in equity method investments	(1,925)	(11,636)	(1,594)	(50,374)	(64,664)	(8,859)
Net income (loss)	2,778	77,424	10,607	(156,250)	(8,229)	(1,128)
Net income (loss) per ordinary share:
Basic	0.02	0.48	0.07	(0.96)	(0.05)	(0.01)
Diluted	0.02	0.48	0.07	(0.96)	(0.05)	(0.01)
Weighted average number of shares used in calculating net income (loss) per ordinary share
Basic	160,765,588	160,450,396	160,450,396	162,160,835	161,618,799	161,618,799
Diluted	160,765,588	162,384,444	162,384,444	162,160,835	161,618,799	161,618,799
Net income (loss)	2,778	77,424	10,607	(156,250)	(8,229)	(1,128)
Foreign currency translation adjustments	(7,014)	14,539	1,992	8,883	7,356	1,008
Total comprehensive (loss) income	(4,236)	91,963	12,599	(147,367)	(873)	(120)

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (CONTINUED)

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended December 31,			Years ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
(1) Includes share-based compensation expenses as follows:
Fulfillment expenses	(5,480)	(4,657)	(638)	(23,390)	(20,649)	(2,829)
Selling and marketing expenses	(3,974)	(12,066)	(1,653)	(17,240)	(68,858)	(9,434)
General and administrative expenses	(16,974)	(13,706)	(1,878)	(73,156)	(59,630)	(8,169)
Technology and content expenses	(4,967)	(3,993)	(547)	(20,616)	(17,604)	(2,412)
(2) Includes amortization of intangible assets and deferred cost resulting from assets and business acquisitions as follows:
Selling and marketing expenses	(66,412)	(43,850)	(6,007)	(288,749)	(213,004)	(29,181)
Technology and content expenses	(482)	(43)	(6)	(1,928)	(1,024)	(140)

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended December 31,			Years ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Income (loss) from operations	(16,711)	53,104	7,275	(173,338)	28,969	3,968
Add:
Share-based compensation expenses	31,395	34,422	4,716	134,402	166,741	22,844
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	66,894	43,893	6,013	290,677	214,028	29,321
Adjusted income from operations (non-GAAP)	81,578	131,419	18,004	251,741	409,738	56,133
Net income (loss)	2,778	77,424	10,607	(156,250)	(8,229)	(1,128)
Add:
Share-based compensation expenses	31,395	34,422	4,716	134,402	166,741	22,844
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	66,894	43,893	6,013	290,677	214,028	29,321
Less:
Tax effects of amortization of intangible assets and deferred cost resulting from assets and business acquisitions	(10,047)	(32,855)	(4,501)	(43,654)	(58,414)	(8,003)
Adjusted net income (non-GAAP)	91,020	122,884	16,835	225,175	314,126	43,034
Adjusted net income per ordinary share (non-GAAP):
Basic	0.57	0.77	0.10	1.39	1.94	0.27
Diluted	0.57	0.76	0.10	1.39	1.91	0.26
Weighted average number of shares used in calculating net income per ordinary share
Basic	160,765,588	160,450,396	160,450,396	162,160,835	161,618,799	161,618,799
Diluted	160,765,588	162,384,444	162,384,444	162,160,835	164,374,271	164,374,271